UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 26)*
General Dynamics Corporation
(Name of Issuer)
Common Stock, $1.00 par value per share
(Title of Class of Securities)
369550108
(CUSIP Number)
Kent Lawson
Longview Asset Management, LLC
222 N. LaSalle St., Suite 2000
Chicago, Illinois 60601
(312) 236-6300

Michael A. Nemeroff
Vedder Price P.C.
222 North LaSalle Street
Chicago, IL 60601
(312) 609-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 24, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	369550108

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Longview Asset Management, LLC I.R.S. Identification No.: 36-4245844

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	☐
(b)	☐

3. SEC Use Only

4. Source of Funds (See Instructions):	OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6. Citizenship or Place of Organization:	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:	—

8. Shared Voting Power:	33,319,931

9. Sole Dispositive Power:	—

10. Shared Dispositive Power:	33,319,931

11. Aggregate Amount Beneficially Owned by Each Reporting Person:	33,319,931

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13. Percent of Class Represented by Amount in Row (11):	9.97%

14. Type of Reporting Person (See Instructions):
IA

CUSIP No.	369550108

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
James A. Star

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	☐
(b)	☐

3. SEC Use Only

4. Source of Funds (See Instructions):	OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6. Citizenship or Place of Organization:	United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:	—

8. Shared Voting Power:	**

9. Sole Dispositive Power:	—

10. Shared Dispositive Power:	**

11. Aggregate Amount Beneficially Owned by Each Reporting Person:	**

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13. Percent of Class Represented by Amount in Row (11):	**%

14. Type of Reporting Person (See Instructions):
IN

**Reporting person owns less than 5%

CUSIP No.	369550108

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
H. Debra Levin, as trustee of the Edward Memorial Trust

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	☐
(b)	☐

3. SEC Use Only

4. Source of Funds (See Instructions):	OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

6. Citizenship or Place of Organization:	United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:	—

8. Shared Voting Power:	**

9. Sole Dispositive Power:	—

10. Shared Dispositive Power:	**

11. Aggregate Amount Beneficially Owned by Each Reporting Person:	**

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13. Percent of Class Represented by Amount in Row (11):	**%

14. Type of Reporting Person (See Instructions):
OO

**Reporting person owns less than 5%

Explanatory Note

The Reporting Persons (as defined below) listed on the cover pages to this Schedule 13D hereby make the following Statement pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”) and the rules and regulations promulgated thereunder.  This Statement is an amendment of the original Schedule 13D filed on January 2, 1970 (the “Original Schedule 13D”), as amended by Amendment No. 1, filed January 26, 1970, as amended by Amendment No. 2, filed February 13, 1970, as amended by Amendment No. 3, filed March 2, 1970, as amended by Amendment No. 4, filed April 20, 1970, as amended by Amendment No. 5, filed January 12, 1971, as amended by Amendment No. 6, filed September 25, 1974, as amended by Amendment No. 7, filed January 20, 1975, as amended by Amendment No. 8, filed May 19, 1975, as amended by Amendment No. 9, filed October 22, 1975, as amended by Amendment No. 10, filed November 20, 1975, as amended by Amendment No. 11, filed January 16, 1976, as amended by Amendment No. 12, filed June 2, 1976, as amended by Amendment No. 13, filed November 4, 1976, as amended by Amendment No. 14, filed January 14, 1977, as amended by Amendment No. 15, filed May 11, 1977, as amended by Amendment No. 16, filed September 21, 1979, as amended by Amendment No. 17, filed June 16, 1980, as amended by Amendment No. 18, filed June 15, 1981, as amended by Amendment No. 19, filed March 7, 1984, as amended by Amendment No. 20, filed December 10, 1986, as amended by Amendment No. 21, filed June 11, 1987, as amended by Amendment No. 22, filed August 26, 1992, as amended by Amendment No. 23, filed July 2, 1999, as amended by Amendment No. 24, filed November 9, 2001, and as amended by Amendment No. 25, filed July 16, 2003 (the Original Schedule 13D as amended by Amendment Nos. 1 through 25 is referred to herein as the “Schedule 13D”).

Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.  Except as amended hereby, the information set forth in the Schedule 13D remains unchanged.

Item 2.   Identity and Background

Item 2 is hereby amended to read as follows:

This statement is being filed on behalf of: (i) Longview Asset Management, LLC (f/k/a Longview Management Group, LLC) (“Longview”), (ii) James A. Star (“Mr. Star”), and (ii) H. Debra Levin, as trustee of the Edward Memorial Trust (“Ms. Levin” and, together with Longview and Mr. Star, the “Reporting Persons”).

Longview’s principal business is managing investment portfolios for its clients (“Longview Clients”).  The principal place of business and principal offices of Longview are located at 222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601.  Certain Longview Clients hold shares of Common Stock of the Issuer.  Pursuant to investment advisory agreements, Longview has voting and dispositive power over the Common Stock held in Longview Client accounts and, accordingly, is deemed to be the beneficial owner, for purposes of Section 13(d) of the 1934 Act, of the Common Stock in such accounts. Except for such deemed beneficial ownership, Longview does not own any Common Stock or other securities of the Issuer.

The executive officers of Longview, in addition to Mr. Star, and their present occupations are as follows: (a) Dan L. Drexler, First Vice President; (b) Kent Lawson, Vice President and Chief Administrative Officer; (c) Kirk Rose, Vice President and Chief Finance Officer; and (d) Aaron Rappaport, Vice President and Chief Compliance Officer.

Mr. Star is the President and Chief Executive Officer of Longview.  His principal place of business and principal office is located at 222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601.

Ms. Levin serves as trustee of the Edward Memorial Trust and is a partner of Seyfarth Shaw LLP, a Chicago, Illinois-based law firm.  Her place of business and principal office is located at 131 South Dearborn Street, Suite 2400, Chicago, Illinois 60603.  Ms. Levin replaced the prior trustee of the Edward Memorial Trust, Geoffrey F. Grossman, as of June 29, 2013 due to the death of Mr. Grossman.  The Edward Memorial Trust is the sole Managing Member of Longview, which has delegated its authority to manage the business and affairs of Longview to the officers of Longview.

During the last five years, none of the Reporting Persons nor any executive officer or director of Longview has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of the Reporting Persons nor any executive officer or director of Longview has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Each natural person listed as Reporting Persons is a citizen of the United States of America. Longview is a limited liability company formed under the laws of the State of Delaware.

Item 5.   Interest in Securities of the Issuer

Items 5(a) and 5(b) are hereby amended to read as follows:

(a) - (b) (i) By virtue of its management of Longview Client accounts, Longview may be deemed to beneficially own 33,319,931 shares of Common Stock as of October 13, 2014, representing approximately 9.97% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act, based on 334,315,950 shares of Common Stock issued and outstanding as of June 29, 2014 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June  29, 2014.  Longview shares the power to vote and dispose of the shares of Common Stock that it may be deemed to beneficially own.

(ii) Mr. Star beneficially owns less than 5.0% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act.  See section 5(e) below.

(iii) Ms. Levin, as sole trustee of the Edward Memorial Trust, the Managing Member of Longview, beneficially owns less than 5.0% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act.  See section 5(e) below.

Item 5(c) is hereby amended to include the following information:

As a result of decreases in the Issuer’s outstanding Common Stock, as of July 24, 2013 the percentage of Common Stock then beneficially owned by Longview had increased over 1% since the last Schedule 13D/A filed by the Reporting Persons.

The following transactions in the Common Stock were effected by Longview during the past sixty days:

Date	Nature of Transaction	No. of Shares	Price (Per Share)

10/7/2014	Disposition	45,300	$96.36
10/7/2014	Disposition	1,000	$97.47

Item 5(e) is hereby amended to include the following information:

(e)  Longview has established an investment committee (the “Committee”) with the power to, among other things, direct the voting and disposition of the Common Stock held in the Longview Client accounts.  The committee is comprised of not less than three and no more than five officers of Longview, and all actions of the Committee are made based on a simple majority vote.  Accordingly, Mr. Star, in his capacity as President of Longview, is no longer deemed to be a beneficial owner of the shares of Common Stock that are managed by Longview and held in Longview Client accounts for purposes of Section 13(d) and is no longer deemed to be a beneficial owner of more than five percent of the Common Stock.  As a result of certain changes relating to the management of Longview, Ms. Levin, in her capacity as sole trustee of the Edward Memorial Trust, is no longer deemed to be a beneficial owner of the shares of Common Stock that are managed by Longview and held in Longview Client accounts for purposes of Section 13(d) and is no longer deemed to be a beneficial owner of more than five percent of the Common Stock.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to include the information set forth under Items 2 and 5 above.

Item 7.   Material to Be Filed as Exhibits

Exhibit                                           Description

99.1	Joint Filing Agreement, dated as of October 17, 2014, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 17, 2014	Longview Asset Management, LLC By: /s/Aaron Rappaport Aaron Rappaport, Vice President and Chief Compliance Officer

/s/James A. Star James A. Star
/s/H. Debra Levin H. Debra Levin, as trustee of the Edward Memorial Trust